SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of May 2002

Tomkins PLC

(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...✓..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......No...✓....

Re: News Release dated 24 May 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: Tomkins PLC
(Registrant)

Date 27 May 2002

By: [signature]
Name: DENISE PATRICIA BURTON
Title: DEPUTY COMPANY SECRETARY

2

TOMKINS
News Release

24 May 2002

Tomkins sells Lasco Composites for $43.5 million

Tomkins PLC (LSE:TOMK, NYSE:TKS) announces that it has sold Lasco Composites, part of its Engineered & Construction Products business group, to Kemlite Company, Inc. for a cash consideration of $43.5 million. Kemlite is a wholly owned subsidiary of Crane Co. (NYSE:CR), the US diversified manufacturer of engineered industrial products.

Lasco Composites and Kemlite are manufacturers of fibreglass reinforced panel ("FRP") products for the transportation, building construction and industrial industries. This disposal, which follows an approach by Crane Co., places Lasco Composites into a more focussed business grouping with Kemlite, the US market leader in FRP.

During the year ended 30 April 2002, Lasco Composites, which is based in Florence KY, had sales of $41.0 million and made operating profits of $3.7 million. The proceeds will be added to general corporate funds.

Tomkins is a UK-based world class global engineering and manufacturing group with market and technical leadership across three businesses: Air Systems Components, Engineered & Construction Products and Industrial & Automotive.

Tomkins ordinary shares are listed on the London Stock Exchange under the symbol TOMK and also trade in ADR form (each equal to four ordinary shares) on the New York Stock Exchange under the symbol TKS.

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Enquiries to:

Tomkins PLC
Stephen Devany — Tel: +44 (0) 20 8877 5153
Head of Corporate Communications

Finsbury
Rollo Head — Tel: +44 (0) 20 7251 3801
Charlotte Festing